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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No. ____)*

                            Digital Video Systems, Inc.
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                                  (Name of Issuer)

                                    Common Stock
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                           (Title of Class of Securities)

                                     25387R100
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                                   (CUSIP Number)

                                Don Baker, Treasurer
                          Oregon Power Lending Institution
                               c/o Gordon Cary, Esq.
                          888 S.W. Fifth Avenue, Suite 890
                                 Portland, OR 97204
                                   (503) 222-1415
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            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                  November 5, 1998
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d.1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 25387R100
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1.   NAME OF REPORTING PERSON

          OREGON POWER LENDING INSTITUTION
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

      WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     N/A
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Oregon
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                         7.   SOLE VOTING POWER
     NUMBER OF                     6,255,319
     SHARES       --------------------------------------------------------------
   BENEFICIALLY          8.   SHARED VOTING POWER
    OWNED BY                        0
       EACH       --------------------------------------------------------------
    REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                       6,255,319
       WITH       --------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                                    0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,255,319
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT

          19.8%
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14.   TYPE OF REPORTING PERSON

          CO
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

ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, par value $0.0001 per share ("Shares"), of Digital Video Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 160 Knowles Drive, Los Gatos, California 95032.


ITEM 2.  IDENTITY AND BACKGROUND.

          The person filing this statement is Oregon Power Lending Institution, an Oregon corporation ("OPLI"). Its principal executive offices are located at 888 S.W. Fifth Avenue, Suite 890, Portland, Oregon 97204. OPLI is principally involved in the business of power generation facility financing and development.

     OPLI has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     Certain information with respect to the directors, officers and controlling persons of OPLI is as follows:

     1.   (a)  Don Baker (Director, Secretary and Treasurer of OPLI)

          (b)  2858 Stevens Creek Boulevard, #101, San Jose, CA 95128

          (c) Mr. Baker is a real estate mortgage broker with First Financial Co., 2858 Stevens Creek Boulevard, #101, San Jose, CA 95128

          (d) and (e) Mr. Baker has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

          (f)  Mr. Baker is a citizen of the United States.

          (g) Mr. Baker beneficially owns no securities of the Issuer and has not engaged in any transactions in the Issuer's stock in the previous 60 days. Mr. Baker does share voting and investment control, in his capacity as a director and executive officer of OPLI, of the 6,255,319 Shares deemed beneficially owned by OPLI, as reported in this Schedule 13D.

     2.   (a)  Oran Chang (Director and President of OPLI)

          (b)  487 Gianni Street, Santa Clara, CA 95054

          (c) Mr. Chang is a general contractor with Great Earth Construction Co., 487 Gianni Street, Santa Clara, CA 95054.

          (d)and (e) Mr. has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

          (f)  Mr. Chang is a citizen of the United States.

          (g) Mr. Chang beneficially owns no securities of the Issuer and has engaged in no transactions in the securities of the Issuer in the previous 60 days. Mr. Chang does share voting and investment control, in his capacity as a director and executive officer of OPLI, of the 6,255,319 Shares deemed beneficially owned by OPLI, as reported in this Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price for securities which, upon conversion and exercise, become Shares, as described in Item 5 below, is $3,500,000. The $1,500,000 payable for exercise of the OPLI option for 2,000,000 shares has not yet been paid but OPLI has a current right to acquire those shares by exercising the option. The source of funding for the purchase of the Shares was (and, with respect to the exercise of the option, will be) OPLI's general working capital.

     Pending receipt of shareholder approval by the shareholders of the Issuer, which has not yet been obtained, OPLI shall have the right, with respect to an additional $8,000,000 investment, to purchase additional shares of Series C Convertible Preferred Stock. If such shares are purchased in the future, of which there is no assurance, the source of funds will be OPLI's working capital.


ITEM 4.  PURPOSE OF TRANSACTION.

     The securities were acquired for investment purposes. In addition, in connection with this investment, the Issuer has granted OPLI the right to designate two members of the Board of Directors. Two directors will not be sufficient to control the Board and control of the Board is not intended.
Except with respect to placing two designees on the Issuer's Board, there are no plans or proposals with regard to any of the matters referred to in Items 4(a)-4(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Based on the number of Shares outstanding as reflected in the letter of intent regarding the subject transaction attached hereto as an exhibit, OPLI may be deemed to own beneficially 6,255,319 shares representing approximately 19.8% of the Issuer's outstanding Shares, assuming that the Conversion Price is $0.47. OPLI has the sole power to vote and direct the disposition of such securities.

     (c) Pursuant to a private placement (the "Placement"), on November 5, 1998, OPLI purchased from the Issuer 2,000 shares of Series C Convertible Preferred Stock (the "Preferred Shares") at $1,000 per share. Each Preferred Share is convertible into 2,127.6595 shares of the Issuer's Common Stock, at an initial conversion price of $0.47 per Common Share, subject to adjustment in the event of stock splits, reverse stock splits and other similar events of recapitalization.

     In connection with this investment, which totaled $2,000,000, OPLI was also issued an option to purchase an additional 2,000,000 shares of Common Stock at $0.75 per share (the "OPLI Option"). The OPLI Option is exercisable at any time or from time to time for the three year period beginning November 5, 1998.

     The information in this Schedule 13D regarding OPLI's ownership of Common Stock of the Issuer assumes conversion of its outstanding Preferred Shares and exercise of its outstanding OPLI Option.

     In addition, pending receipt of shareholder approval by the shareholders of the Issuer, of which there is no assurance, OPLI shall have the right, with respect to an additional $8,000,000 investment, to purchase up to an additional 8,000 Preferred Shares, at a purchase price of $1,000 per Preferred Share. Assuming OPLI makes the total investment, including purchase of all of the available Preferred Shares and exercise of the OPLI Option, of which there is no assurance, OPLI would beneficially own 23,276,595 shares of Common Stock of the Issuer which, without taking into account any additional issuances of securities other than the issuances to OPLI, will represent approximately 48% of the outstanding shares.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in response to Item 5, OPLI and the Issuer have signed a letter of intent that provides for a possible additional investment or series of investments by OPLI, pending receipt of shareholder approval, which is required pursuant to the corporate governance rules of The Nasdaq Stock Market, Inc. OPLI may invest up to $10,000,000 total (including the $2,000,000 invested as of November 5, 1998, as to which this Schedule 13D relates) for the purchase of Preferred Shares and an additional $1,500,000 pursuant to the exercise of the OPLI Option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1      Letter of Intent dated October 15, 1998


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 16, 1998
Date

OREGON POWER LENDING INSTITUTION


By:    /s/ Don Baker
   -------------------------------
     Don Baker
     Secretary, Treasurer and Director